# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: New Found Gold Corp., CIK 0001840616
CUSIP: 64440N103
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 1133 Melville Street, Suite 3500, The Stack, Vancouver, British Columbia Canada (A1), V6E 4E5
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950142-25-000297
Filed by CIK 0001791972

## Reporting persons
- Palisades Goldcorp Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); sole voting power 26,750,000; shared voting power 0; sole dispositive power 26,750,000; shared dispositive power 0; aggregate amount beneficially owned 26,750,000 (7.8% of the class)
  Comment: Percent of class in Row 11 is based on 345,212,549 Common Shares, no par value, reported as issued and outstanding as of March 31, 2026 in Exhibit 99.2 to the Issuer's Form 6-K filed with the U.S. Securities and Exchange Commission on May 13, 2026.

## Item 1. Issuer
Name of issuer: New Found Gold Corp.
Address of issuer's principal executive offices: 1133 Melville Street, Suite 3500, The Stack, Vancouver, BRITISH COLUMBIA, CANADA, V6E 4E5.

## Item 2. Person Filing
Name of person filing: Palisades Goldcorp Ltd.
Address of principal business office or, if none, residence: 3 221 - 998 Harbourside Drive, North Vancouver, British Columbia, Canada, V7P 3T2
Citizenship: British Columbia, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The response of the Reporting Person to Item 9 on the attached cover page is incorporated herein by reference.
Percent of class: The response of the Reporting Person to Item 11 on the attached cover page is incorporated herein by reference.
Sole power to vote or to direct the vote: The response of the Reporting Person to Item 5 on the attached cover page is incorporated herein by reference.
Shared power to vote or to direct the vote: The response of the Reporting Person to Item 6 on the attached cover page is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The response of the Reporting Person to Item 7 on the attached cover page is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The response of the Reporting Person to Item 8 on the attached cover page is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Palisades Goldcorp Ltd.: /s/ Jeff Stieber, Jeff Stieber, Chief Financial Officer (05/15/2026)